FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number _____ 0-16174 _____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TEVA TO ACQUIRE TAIYO

-- Acquisition Will Position Teva as a Leader in the Japanese Generics Market --

-- *On Track to $1 Billion Annual Sales Ahead of Plan* --

-- *Company to Host Conference Call at 8:30 AM ET* --

Jerusalem, Israel, May 16, 2011 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it has signed a definitive agreement to acquire 57% of the shares in privately-held Taiyo Pharmaceutical Industry Co. Ltd. for $460 million in cash paid to private shareholders. Teva will also extend an offer to purchase all remaining outstanding shares of Taiyo. This transaction gives Taiyo an enterprise value of $1.3 billion. The transaction is expected to be accretive to GAAP earnings within four quarters after closing.

Taiyo is the third largest generic pharmaceutical company in Japan with sales of $530 million in 2010. The company has one of the most comprehensive generic product portfolios in the Japanese market with over 550 generic drugs in a variety of therapeutic areas and dosage forms. Taiyo has strong presence in all major distribution channels in Japan, particularly in hospitals due to its wide range of injectable product offerings. Taiyo's marketing efforts are supported by a strong back-end with top tier production capabilities in a wide range of technologies (including sterile manufacturing) in two manufacturing facilities, as well as a strong R&D team and local regulatory expertise.

Commenting on today's transaction, **Shlomo Yanai, Teva's President and Chief Executive Officer**, said, "This acquisition will enable Teva to deliver on our strategic objective of becoming a leading player in the fast-growing Japanese generics market. In fact, we now expect to reach our 2015 target of $1 billion in sales in Japan ahead of schedule. Taiyo's strong market reach, cutting-edge production facilities, and impressively large product portfolio, combined with Teva's scale and capabilities as the world's largest generics company, will enable us to offer a much wider range of high quality, affordable generics to a much larger segment of the Japanese market."

Mr. Yanai continued, "We have great respect for Taiyo's legacy and its experienced, talented, and dedicated team and look forward to welcoming them into the Teva family."

Japan is the second largest pharmaceutical market in the world, valued at $96 billion in 2010 with a relatively low rate of generic penetration of 23%. The Japanese government has expressed its intention to increase generic penetration to 30% by 2012.

The transaction will be funded through a combination of cash on hand and bank debt.

Teva expects to complete the transaction by the end of the third quarter. The acquisition is subject to the approval of Taiyo's shareholder meeting and customary closing conditions.

Conference Call
Teva will host a conference call to discuss the transaction today at 8:30 AM ET. The number to call from within the United States is (866) 239-0753 or (718) 354-1171 internationally, using participant confirmation code 9004064. The call can be accessed and presentation downloaded through the Company website at www.tevapharm.com. A replay of the conference call will be available from 11:30 AM ET time on May 16 through 11:59

PM ET on May 23 and can be accessed by dialing (347) 366-9565 and using the passcode 9004064.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for relapsing-remitting multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.

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TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                Name: Eyal Desheh
                                Title: Chief Financial Officer

Date: May 16, 2011